UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.              Eagleford Energy Inc. Unaudited Condensed Interim Consolidated Financial Statements for the three months ended November 30, 2011 and 2010 as filed on SEDAR on February 28, 2012.

2               Eagleford Energy Inc. Management’s Discussion and Analysis for the three months ended November 30, 2011 and 2010 as filed on SEDAR on February 28, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2011

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited interim financial statements of Eagleford Energy Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	November 30, 2011	August 31, 2011	September 1, 2010
		(Note 21)	(Note 21)
Assets
Current assets
Cash and cash equivalents	$52,852	$165,266	$43,776
Marketable securities (Note 7)	1	1	1
Trade and other receivables (Note 5)	121,644	127,546	53,060
Prepaid expenses and deposits (Note 11 (c))	-	45,522	-
Due from related party (Note 12)	-	-	1,325
	174,497	338,335	98,162
Non-current assets
Property, plant and equipment (Note 9)	238,992	243,000	314,000
Exploration and evaluation assets (Note 8)	9,084,164	8,910,951	5,695,290
	9,323,156	9,153,951	6,009,290
Total Assets	$9,497,653	$9,492,286	$6,107,452

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$951,636	$1,197,695	$421,928
Secured note payable (Note 13)	978,912	1,012,644	186,183
Shareholder loans (Note 12)	3,393,559	2,936,236	57,500
Loan payable (Note 13)	-	-	110,000
Provisions (Note 17)	64,037	61,144	66,813
Derivative financial instruments (Note 15)	495,183	1,325,449	2,580,089
	5,883,327	6,533,168	3,422,513
Non-current liabilities
Secured note payable (Note 13)	-	-	1,021,344
Decomissioning obligations (Note 10)	85,900	64,688	6,555
	85,900	64,688	1,027,899
Total Liabilities	5,969,227	6,597,856	4,450,412
Shareholders' Equity
Share Capital (Note 11)	4,813,801	4,635,556	3,817,184
Warrants (Note 11)	252,637	252,637	380,734
Contributed surplus (Note 11)	109,209	107,775	43,750
Accumulated other comprehensive income (loss)	(17,910)	3,460	-
Deficit	(1,629,311)	(2,104,998)	(2,584,628)
	3,528,426	2,894,430	1,657,040
Total Liabilities and Shareholders' Equity	$9,497,653	$9,492,286	$6,107,452

Going Concern (Note 2)

Related Party Transactions and Balances (Note 12)

Subsequent Events (Note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Condensed Interim Consolidated Statement of Operations and Comphrensive Income (Loss)

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended
	November 30, 2011	November 30, 2010
		(Note 21)

Revenue
Natural gas sales, net of royalties	$11,803	$13,981

Expenses
Operating costs	8,648	16,560
Depletion	4,355	5,695
General and administrative	41,706	124,193
Loss on settlement of debt	16,538	-
Marketing and public relations	45,522	-
	116,769	146,448
Net finance expense (Note 14)	249,613	11,476
	366,382	157,924
Net loss before undernoted item	(354,579)	(143,943)
Unrealized gain (loss) on derivative financial instruments	830,266	(1,610,936)
Net income (loss) for the period	475,687	(1,754,879)
Other comprehensive loss
Gain (loss) on foreign exchange	(21,370)	9,455
Net income (loss) and comprehensive income (loss) for the period	$454,317	$(1,745,424)

Income (loss) per share, basic	$0.014	$(0.057)
Weighted average shares outstanding, basic (Note 11)	33,722,677	30,657,619

Income (loss) per share, diluted	$0.010	$(0.057)
Weighted average shares outstanding, diluted (Note 11)	48,802,739	30,657,619

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended
	November 30, 2011	November 30, 2010
		(Note 21)
Cash provided by (used in)
Operating activities
Net income (loss) for the period	$475,687	$(1,754,879)
Items not involving cash:
Depletion	4,355	5,695
Net finance expense	(11,080)	(31,510)
Decommissioning obligation	14,799	-
Change in fair value of derivative financial instruments	(830,266)	1,610,936
Loss on settlement of debt	16,538	-
Net changes in non-cash working capital (Note 18)	(13,495)	312,343
	(343,462)	142,585
Investing activities
Additions to exploration and evaluation assets	(152,895)	(1,627,606)

Financing activities
Warrants exercised	-	77,000
Secured notes payable, net	(73,380)	-
Shareholder loans	457,323	1,637,280
	383,943	1,714,280
Increase (decrease) in cash for the period	(112,414)	229,258
Cash, beginning of period	165,266	43,776
Cash, end of period	$52,852	$273,034

Supplemental Cash Flow Information and Non Cash Transactions (Note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Condensed Interim Consolidated Statements of Changes in Shareholders Equity

(Expressed in Canadian Dollars)

(Unaudited)

					(Note 11)	ACCUMLATED
	(Note 11)		(Note 11)		CONTRI-	OTHER
	SHARE CAPITAL		WARRANTS		BUTED	COMPREHENSIVE
	Number	Amount	Number	Amount	SURPLUS	INCOME	DEFICIT	TOTAL
Balance, September 1, 2010 (Note 21)	29,751,026	$3,817,184	16,445,053	$380,734	$43,750	-	$(2,584,628)	$1,657,040
Warrants exercised	1,100,000	103,400	(1,100,000)	(26,400)	-	-	-	77,000
Warrants cancelled	-	-	(54,645)	-	58,275	-	-	58,275
Imputed interest	-	-	-	-	1,434	-	-	1,434
Net income (loss) for the period	-	-	-	-	-	9,455	(1,754,880)	(1,745,425)
Balance, November 30, 2010 (Note 21)	30,851,026	3,920,584	15,290,408	354,334	103,459	9,455	(4,339,508)	48,324
Issuance of units as compensation	100,000	95,800	50,000	-	-	-	-	95,800
Warrants exercised	2,610,346	619,172	(2,610,346)	(101,697)	-	-	-	517,475
Imputed interest	-	-	-	-	4,316	-	-	4,316
Net income (loss) for the period	-	-	-	-	-	(5,995)	2,234,510	2,228,515
Balance August 31, 2011 (Note 21)	33,561,372	4,635,556	12,730,062	252,637	107,775	3,460	(2,104,998)	2,894,430
Debt settlement	559,601	178,245	-	-	-	-	-	178,245
Imputed interest	-	-	-	-	1,434	-	-	1,434
Net income for the period	-	-	-	-	-	(21,370)	475,687	454,317
Balance November 30, 2011	34,120,973	$4,813,801	12,730,062	$252,637	$109,209	$(17,910)	$(1,629,311)	$3,528,426

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2011

EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE DISCLOSED

1.        General Information

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the condensed interim consolidated statement of financial position at nil. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

2.        Basis of Preparation

Statement of Compliance

In conjunction with the Company’s annual audited consolidated financial statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended August 31, 2012, these unaudited condensed interim consolidated financial statements present Eagleford’s initial financial results of operations and financial position as at and for the three months ended November 30, 2011, including 2010 comparative periods. As a result, they have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting". These unaudited interim condensed consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS. Previously, the Company prepared its interim and annual consolidated financial statement in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The preparation of these unaudited condensed interim consolidated financial statements resulted in selected changes to Eagleford’s accounting policies as compared to those disclosed in the Company's annual audited financial statements for the period ended August 31, 2011 issued under Canadian GAAP. A summary of significant changes to Eagleford’s accounting policies is disclosed in Note 21 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at September 1, 2010, as at and for the three months ended November 31, 2010, and as at and for the twelve months ended August 31, 2011.

A summary of Eagleford’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 21.

The Board of Directors approved the interim condensed consolidated financial statements for issuance on February 27, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in the restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on the change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended August 31, 2011.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

5

The Company has accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at November 30, 2011, the Company had a working capital deficiency of $5,708,830 and an accumulated deficit of $1,629,311. The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on it's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Basis of Measurement

These condensed interim consolidated financial statements are stated in Canadian dollars and have been prepared on a historical cost basis except for certain financial assets and financial liabilities, which are measured at fair value.

Functional and Presentation Currency

These condensed interim consolidated financial statements are stated in Canadian dollars which is the Company’s functional currency.

Use of Judgments and Estimates

The preparation of the interim condensed consolidated financial statements in conformity with IAS34 and IFRS1 requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the condensed interim financial statements are:

Useful lives of Property, Plant and Equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of property, plant and equipment are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property, plant and equipment would increase the recorded expenses and decrease the non-current assets.

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility and dividend yield.

6

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty. The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Impairment of Non-financial Assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

3.        Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these condensed interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Principals of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in profit or loss.

7

The condensed interim consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). Intercompany balances and transactions have been eliminated on consolidation.

Joint Arrangements

Significantly all of the exploration and production activities of the Company are conducted jointly with others, and accordingly, the condensed interim financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest with joint partners, are recognize, on the basis of the Company’s working interest in those properties (the proportionate consolidation method), on receipt of a statement of account from the operators of the properties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Loss per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statement of financial position dates or the closing bid price on the last day the security traded if there were no trades at the consolidated statement of financial position dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at November 30, 2011 was $1 (August 31, 2011 and September 1, 2010 - $1) (see Note 7).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

8

Financial assets and financial liabilities at “fair value through the statement of operations” are either classified as “held for trading” or “designated at fair value through profit and loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and cash equivalents, marketable securities and derivative financial instruments as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable and shareholder loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company has entered into certain financial derivative contracts. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. As a result, all financial derivative contracts are classified as fair value through “fair value through profit or loss” and are recorded on the statement of financial position at fair value.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in the statement of comprehensive income. The Company has not identified any embedded derivatives.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Property, Plant and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation (“E&E”) Assets

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the statement of comprehensive income when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of comprehensive income.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of comprehensive income as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

9

Development and Production Costs

Items of property, plant and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property, plant and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property, plant and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within profit or loss.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as petroleum and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized petroleum and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economics of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

10

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property, plant and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property, plant and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

11

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Finance Income and Expenses

Net finance income or expense is comprised of interest income, interest expense on borrowings, accretion of the discount on provisions and gains or losses on foreign exchange.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•	are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and
•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved.

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Stock-Based Compensation

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues Units under a private placement comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the Common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the Common shares issued.

4.        Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. The standards impacted that are applicable to the Company are as follows:

IFRS 9, ‘Financial Instruments’ was issued in November 2009 as the first step in the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard.

IFRS 10, ‘Consolidated Financial Statements’ was issued in May 2011 and will supersede the consolidation requirements in SIC-12 ‘Consolidation – Special Purpose Entities’ and IAS 27 ‘Consolidated and Separate Financial Statements’ effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently assessing the impact of this standard.

IFRS 11, ‘Joint Arrangements’ was issued in May 2011 and will supersede existing IAS 31, ‘Joint Ventures’ effective for annual period beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently assessing the impact of this standard.

IFRS 12, ‘Disclosure of Interests in Other Entities’ was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard.

13

IFRS 13, ‘Fair Value Measurement’ was issued in May 2011 and sets out in a single IFRS a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard

In May 2011, the IASB issued amendments to IAS 27, “Separate Financial Statements”, to establish the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27, “Consolidated and Separate Financial Statements” as the consolidation guidance is included in IFRS 10, “Consolidated Financial Statements”. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

In May 2011, the IASB issued amendments to IAS 28, “Investments in Associates and Joint Ventures”, to establish the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”, to split items of other comprehensive income (OCI) between those that are reclassed to income and that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

5.        Trade and Other Receivables

The Company’s trade and other receivables are as follows:

	November 30, 2011	August 31, 2011	September 1, 2010
Trade and other receivables (1)	$121,644	$127,546	$53,060
Impairment	-	-	-
Balance	$121,644	$127,546	$53,060
(1)	Included in trade and other receivables are amounts due from joint interest partners and HST.

The Company’s trade and other receivables are aged as follows:

	November 30, 2011	August 31, 2011	September 1, 2010
Current (less than 90 days)	$83,863	$89,416	$36,789
Past due but not impaired (more than 90 days)	37,781	38,130	16,271
Total	$121,644	$127,546	$53,060

6.        Segmented Information

IFRS 8 requires operating segments be identified based on the Company’s internal system for reporting information to senior management to allocate resources to the segments and to assess their performance.

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Canada	United States	Total
As at and for the three months ended November 30, 2011
Net revenue	$11,803	$-	$11,803
Net income (loss)	479,948	(4,261)	$475,687
Total assets	347,297	9,150,356	$9,497,653
Total liabilities	$5,487,495	$481,732	$5,969,227
As at August 31, 2011
Total assets	$508,803	$8,983,483	$9,492,286
Total liabilities	$5,987,652	$610,204	$6,597,856
As at and for the three months ended November 30, 2010
Net revenue	$13,981	$-	$13,981
Net income (loss)	$(1,686,329)	$(39,550)	$(1,725,879)
Total assets	$437,919	$7,584,173	$8,022,092
Total liabilities	$7,514,519	$459,249	$7,973,768
As at September 1, 2010
Total assets	$382,141	$5,725,311	$6,107,452
Total liabilities	$4,239,743	$210,669	$4,450,412

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7.    Marketable Securities

November 30, 2011
Investments in quoted company
Balance September 1, 2010 and August 31, 2011 - $1)	$1

8.    Exploration and Evaluation Assets

Cost
Balance September 1, 2010	$5,695,290
Additions	3,158,688
Decommissioning obligations	52,641
Change in decommission obligation estimates	4,332
Balance August 31, 2011	8,910,951
Additions	152,895
Decommissioning obligations	14,799
Change in decommission obligation estimates	5,519
Balance November 30, 2011	$9,084,164

Mathews Lease, Zavala County, Texas, USA

Dyami Energy holds a 75% working interest before payout and a 61.50% working interest after payout of production revenue of $12.5 million and Eagleford holds a 10% working interest before payout and a 7.5% working interest after payout of production revenue of $15 million in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas. The royalties payable under the Matthews Lease are 25%.

The Matthews Oil and Gas Lease has a primary term of three years commencing April 12, 2008, unless commercial production is established from a well or lands pooled therewith or the lessee is then engaged in actual drilling or reworking on any well within 90 days thereafter. The lease shall remain in force so long as the drilling or reworking is processed without cessation of more than 90 days. Once production is established and maintained, the lease is held by production so long as a new well is commenced within 180 days of completion of the prior well, which is defined as 15 days following reaching total depth in a well or the total length of a horizontal well. If the lessee has completed a well as a producer or abandoned a well within forty-five days prior to the expiration of the primary term, the lessee may extend the lease by commencing a well within 90 days following the end of the primary term.

Murphy Lease, Zavala County, Texas, USA

Dyami Energy holds a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered. Thereafter Dyami Energy’s working interests range from 90% to 97%. The royalties payable under the Murphy Lease are 25%.

Dyami Energy is required to drill a well every six months in order maintain the Murphy Lease. Three years after the cessation of continuous drilling, all rights below the deepest producing horizon in each unit then being held by production, shall be released and re-assigned to the Lessor, unless the drilling of another well has been proposed on said unit, approved in writing by Lessor, and timely commenced.

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9.        Property, Plant and Equipment

Petroleum and Natural Gas Properties
Cost or deemed cost
Balance September 1, 2010	$314,000
Change in decommission obligation estimates	302
Balance August 31, 2011	314,302
Change in decommission obligation estimates	347
Balance November 30, 2011	314,649

Accumulated depletion and impairment
Balance September 1, 2010	$-
Depletion	(23,053)
Impairment	(48,249)
Balance August 31, 2011	(71,302)
Depletion	(4,355)
Balance November 30, 2011	(75,657)

Carrying Value
At September 1, 2010	$314,000
At August 31, 2011	$243,000
At November 30, 2011	$238,992

As at and for the three months ended November 30, 2011 no general and administrative costs were capitalized and no impairment loss was required. For the year ended August 31, 2011 the Company recorded an impairment loss of $48,249 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator. The evaluation was based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Alberta, Canada

The Company has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

10.    Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $85,900 at November 30, 2011 (August 31, 2011 $64,688 and September 1, 2010 $6,555) based on an undiscounted total future liability of $122,974 (August 31, 2011 $102,974 and September 1, 2010 $12,474). These payments are expected to be incurred between fiscal 2011 and 2029. The discount factor, being the risk free rate related to the liability is 2.69% (August 31, 2011 3.10% and September 1, 2010 $3.33%).

Amount
Balance, September 1, 2010	$6,555
Accretion expense	859
Additions	52,641
Change in estimate	4,633
Balance, August 31, 2011	64,688
Accretion expense	545
Additions	14,799
Change in estimate	5,868
Balance, November 30, 2011	$85,900

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11.         Share Capital and Contributed Surplus

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

Common Shares	Number	Amount
Balance September 1, 2010	29,751,026	$3,817,184
Exercise of warrants (note a)	3,710,346	722,572
Issued as compensation (note b)	100,000	95,800
Balance August 31, 2011	33,561,372	$4,635,556
Debt settlement (note d)	559,601	178,245
Balance November 30, 2011	34,120,973	$4,813,801

The following table summarizes the changes in warrants:

Warrants	Number of Warrants	Weighted Average Price
Outstanding September 1, 2010	16,445,053		$0.22
Exercised (note a)	(3,710,346)		$0.04
Cancelled (note c)	(36,430)	US$	1.00
Cancelled (note c)	(18,215)	US$	1.50
Issued as compensation (note b)	50,000	US$	1.25
Outstanding August 31, 2011 and November 30, 2011	12,730,062		$0.27

(a)          During the year ended August 31, 2011, 500,000 common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 600,000 common share purchase warrants were exercised at $0.07 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 35,346 common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 2,575,000 common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(b)          In April 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 100,000 common shares and 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The amount allocated to common shares based on relative fair value using the Black Scholes model was $95,800.

(c)          On November 5, 2010, the Company terminated the agreement dated June 10, 2010 with Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. As a result 36,430 warrants were cancelled out of the 333,333 warrants issued, exercisable at $1.00 expiring December 10, 2011 and 18,215 warrants were cancelled out of the 166,667 warrants issued exercisable at $1.50 expiring June 10, 2012.

(d)          During the three month period ended November 30, 2011, the Company issued 559,601 common shares as full settlement of interest due on shareholder loans in the amount of $161,707. The amount allocated to common shares based on fair value was $178,245 and $16,538 was recorded as a loss on settlement of debt in the statement of comprehensive income.

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The following table summarizes the outstanding warrants as at November 30, 2011and August 31, 2011:

Number of Warrants	Exercise Price		Expiry Date
1,000,000		$0.07	February 5, 2014
400,256		$0.07	February 25, 2014
9,125,218		$0.07	February 27, 2014
296,903	US$	1.00	December 10, 2011
148,452	US$	1.50	June 10, 2012
1,709,233	US$	1.00	August 31, 2014
50,000	US$	1.25	April 29, 2012
12,730,062

The following table summarizes the outstanding warrants as at September 1, 2010:

Number of Warrants	Exercise Price		Expiry Date
2,575,000		$0.20	April 14, 2011
500,000		$0.07	February 5, 2014
1,000,256		$0.07	February 25, 2014
10,160,564		$0.07	February 27, 2014
333,333	US$	1.00	December 10, 2011
166,667	US$	1.50	June 10, 2012
1,709,233	US$	1.00	August 31, 2014
16,445,053

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding	Three Months Ended
	November 30,
	2011	2010
Weighted average shares outstanding, basic	33,722,677	30,657,619
Dilutive effect of warrants	15,080,062	-
Weighted average shares outstanding, diluted	48,802,739	30,657,619

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis. To date, no options have been issued.

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, September 1, 2010	$43,750
Imputed interest	5,750
Cancellation of warrants	58,275
Balance, August 31, 2011	107,775
Imputed interest (see Note 12)	1,434
Balance, November 30, 2011	$109,209

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12.         Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the period were as follows:

	November 30, 2011	November 30, 2010
Short Term Employee Benefits (1)	$18,750	$-

The following balances owing to an individual related to the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2011	August 30, 2011	September 1, 2010 (2)
Short Term Employee Benefits (1)	$75,000	$56,250	$18,000

(1)	Commencing December 1, 2010 the Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	Management fees to the former President of the Company.

During the three month period ended November 30, 2011, Company received CDN$28,845 and issued a promissory note to the President of the Company (August 31, 2011 US $300,000). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the three months ended November 30, 2011 the Company recorded interest of $8,115. At November 30, 2011, included in trade and other payables is interest of $4,763 (August 31, 2011 $26,135). During the three month period ended November 30, 2011 the Company issued 103,806 common shares to the President as full settlement of interest due in the amount of $30,195. The fair value of the common shares issued on the settlement date was $33,434 and $3,239 was recorded as a loss on settlement of debt in statement of comprehensive income.

For the three months ended November 30, 2011 the Company accrued directors’ fees of Nil (November 30, 2010 - Nil). At November 30, 2011 the amount of directors’ fees included in trade and other payables was $8,800 (August 31, 2011 $8,800 and September 1, 2010 $6,700).

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson is the President of Source, a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 13).

At November 30, 2011 the Company has a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the three months ended November 30, 2011 the Company recorded interest of $14,643. At November 30, 2011 included in trade and other payables is interest of $99,125 (August 31, 2011 $92,219) (see Note 13 and Note 20).

At November 30, 2011 included in trade and other payables is $70,275 due to Gottbetter & Partners LLP for legal fees (August 31, 2011 $68,918). Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is sole owner of Gottbetter & Partners LLP and Gottbetter Capital Group, Inc.

The shareholder loan payable of $57,500 is unsecured, non-interest bearing and repayable on demand. For the three months ended November 30, 2011 interest was imputed at a rate of 10% per annum and interest of $1,434 was recorded and included in contributed surplus (see Note 11).

During the three months ended November 30, 2011, the Company received US$165,000 and $145,000 and issued promissory notes to four shareholders. At November 30, 2011 the Company had shareholder loans payable of US $2,655,000 and CDN $294,000 (August 31, 2011 US$2,490,000 and CDN$149,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the three months ended November 30, 2011 the Company recorded interest of $72,636. At November 30, 2011 included in trade and other payables is interest of $115,438 (August 31, 2011 $171,640). During the three month period ended November 30, 2011 the Company issued 455,795 common shares as full settlement of interest due on shareholder notes in the amount of $131,512. The fair value of the common shares issued on the settlement date was $144,811 and $13,299 was recorded as a loss on settlement of debt in the statement of comprehensive income (see Note 20).

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13.         Secured Notes Payable and Loan Payable

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000 (September 1, 2010 US$175,000). During the three months ended November 30, 2011 the Company paid the balance due on the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250 (September 1, 2010 Nil).

At November 30, 2011 the Company had a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2011 and September 1, 2010 US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. For the three months ended November 30, 2011 the Company recorded interest of $14,643. At November 30, 2011 included in trade and other payables is interest of $99,125 (August 31, 2011 $92,219 and September 1, 2010 $26,862). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at November 30, 2011 was $4,205,489. The Company may, in its sole discretion, prepay any portion of the principal amount (see Note 20).

The loan payable in the amount of $110,000 was due to an arms’ length 3rd party and was unsecured, non-interest bearing and repayable on demand. On May 4, 2011 the Company repaid the demand loan in full.

14.         Finance Income and Expense

	Three Months Ended November 30,
	2011	2010
Finance Income
Foreign exchange gain	$-	$26,655
Finance Expense
Accretion of decommissioning obligations	545	164
Foreign exchange loss	152,239	-
Interest expense	96,828	37,967
	249,612	38,131
Net finance expense	$249,612	$11,476

15.         Derivative Financial Instruments

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the statement of comprehensive income.

The following tables sets out the changes in derivative financial instruments during the respective periods.

	Number of Warrants	Fair Value Assigned	Weighted Average Exercise Price US $
September 1, 2010	2,209,233	$2,580,089	$1.17
Warrants cancelled	(54,645)	(58,275)	$1.25
Warrants Issued	50,000	40,766	$1.25
Change in fair value estimates	-	(1,237,131)	-
As at August 31, 2011	2,204,588	1,325,449	$1.19
Change in fair value estimates	-	(830,266)	-
As at November 30, 2011	2,204,588	$495,183	$1.19

20

On August 31, 2010, the Company issued 1,709,233 common share purchase warrants exercisable at US$1.00 per common share until August 31, 2014. The fair value measured using the Black Scholes valuation model at November 30, 2011 was $477,103 (August 31, 2011 $1,145,351, September 1, 2010 $2,046,871).

On June 10, 2010, the Company issued 333,333 common share purchase warrants exercisable at US$1.00 per common share until December 10, 2011. On November 20, 2010 the Company cancelled 36,430 warrants and fair value measured using the Black Scholes valuation model of $38,301 was recorded as an increase to contributed surplus. The fair value of the remaining 296,906 warrants measured using the Black Scholes valuation model at November 30, 2011 was $17 (August 31, 2011 $89,499, September 1, 2010 $350,450).

On June 10, 2010, the Company issued 166,667 common share purchase warrants exercisable at US$1.50 per common share until June 10, 2012. On November 20, 2010 the Company cancelled 18,215 warrants and the fair value measured using the Black Scholes valuation model of $19,974 was recorded as an increase to contributed surplus. The fair value of the remaining 148,452 warrants measured using the Black Scholes valuation model at November 30, 2011 was $13,004 (August 31, 2011 $68,437, September 1, 2010 $182,768).

On April 29, 2011, the Company issued 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The fair value measured using the Black Scholes valuation model at November 30, 2011 was $5,060 (August 31, 2011 $22,162, September 1, 2010 Nil).

16.         Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative financial instruments	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Secured note payable and shareholders loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institution is an international bank and the brokerage firm is a reputable Canadian brokerage firm.

The Company’s maximum exposure to credit risk is as follows:

	November 30, 2011	August 31, 2011	September 1, 2010
Cash and cash equivalents	$52,852	$165,266	$43,776
Trade and other receivables (1)	$121,644	$127,546	53,060
Prepaid expenses and deposits	-	45,522	-
Due from related party	-	-	1,325
Impairment	-	-	-
Balance	$174,496	$338,334	$98,161

21

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and ongoing litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations.

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2011	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$951,636	$951,636	-	-	-
Secured note payable (1)	978,912	978,912	-	-	-
Shareholders loans (1)	3,393,559	3,393,559	-	-	-
Total	$5,324,107	$5,324,107	-	-	-

August 31, 2011	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,197,695	$1,197,695	-	-	-
Secured notes payable (1)	1,012,644	1,012,644	-	-	-
Shareholders loans (1)	2,936,236	2,936,236	-	-	-
Total	$5,146,575	$5,146,575	-	-	-

September 1, 2010	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$421,928	$421,928	-	-	-
Secured notes payable (1)	1,207,527	186,183	$1,021,344	-	-
Shareholders loans	57,500	57,500	-	-	-
Loan payable	110,000	110,000	-	-	-
Total	$1,796,955	$775,611	$1,021,344	-	-

(1)         Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in high volatility in the stock market.

22

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support teams to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)          Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the three months ended November 30, 2011 and 2010 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2011		2010
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$12,983	$10,623	$15,379	$12,583
Net income (loss)	$476,867	$474,507	$(1,753,481)	$(1,756,277)

(ii)         Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the CDN dollar relative to US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars at November 30, 2011 August 31, 2011 and September 1, 2010:

Financial Instruments	November 30, 2011	August 31, 2011	September 1, 2010
Cash and cash equivalents	$109	$117,383	$5,046
Trade and other receivables	64,489	72,487	21,926
Due from related party	-	-	1,245
Trade and other payables	655,727	656,401	198,015
Shareholder loans	2,955,000	2,790,000	-
Secured notes payable	960,000	1,035,000	1,135,000
Total US$	4,635,325	$4,671,271	$1,361,232
CDN dollar equivalent at year end (1)	$4,726,641	$4,570,372	$1,448,215

(1)    Translated at the exchange rate in effect at November 30, 2011 $1.0197 (August 31, 2011 $0.9784, September 1, 2010 $1.0639)

For the three months ended November 30, 2011 the Company had a foreign exchange loss of $173,609 due to the fluctuations in the CDN dollar compared to the US dollar (August 31, 2011 $164,800 gain). For the three months ended November 30, 2011 a 1% increase/decrease in the exchange rate is estimated to give rise to a change in net loss and comprehensive loss of approximately $1,770 (August 31, 2011 $1,904). The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

23

(iii)        Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)         Fair Value of Financial Instruments

The Company’s financial instruments included on the statement of financial position as at November 30, 2011, August 31, 2011 and September 1, 2010, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, prepaid expenses and deposits, due from related party, trade and other payables secured notes payable, shareholder loans, loans payable, and derivative financial instruments.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	November 30, 2011		August 31, 2011		September 1, 2010
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit and loss:
Cash	52,852	52,852	165,266	165,266	43,776	43,776
Marketable securities	1	1	1	1	1	1
Derivative Financial Instruments	495,183	495,183	1,325,449	1,325,449	2,580,089	2,580,089
Loans and receivables:
Trade and other receivables	121,644	121,644	127,546	127,546	53,060	53,060
Due from related party	-	-	-	-	1,325	1,325
Other financial liabilities:
Trade and other payables	951,636	951,636	1,197,695	1,197,695	421,928	421,928
Secured notes payable	978,912	978,912	1,012,644	1,012,644	1,207,527	1,207,527
Shareholder loans	3,393,559	3,393,559	2,936,236	2,936,236	57,500	57,500
Loan payable	-	-	-	-	110,000	110,000

Cash and cash equivalents, derivative financial instruments and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, due from related party, trade and other payables secured notes payable, shareholder loans and loans payable approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

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Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operation cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at November 30, 2011, August 31, 2011 and September 1, 2010 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2011.

The Company is not subject to any externally imposed restrictions on its capital requirements.

17.          Provisions

During the three months ended November 30, 2011, a vendor of Dyami Energy has filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision in the amount of CDN$64,037 has been recorded at November 30, 2011 (August 31, 2011 $61,144 and September 1, 2010 $66,813) provisions and the outcome of this claim is uncertain at this time. Any legal costs will be expensed as incurred.

18.         Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the three months ended November 30:

Non-cash transactions	2011	2010
Warrants cancelled		(58,275)
Shares issued to settle debt	178,245	-

The following table summarizes the supplemental cash flow information for the three months ended November 30:

Supplemental cash flow information	2011	2010
Interest paid	161,707	-

The following table summarizes the changes in non-cash working capital for the three months ended November 30:

Changes in non-cash working capital	2011	2010
Trade and other receivables	5,902	(53,966)
Trade and other payables	(64,919)	364,984
Prepaid expenses and deposits	45,522	-
Due from related party	-	1,325
Net change	(13,495)	312,343

25

19.         Comparative Figures

Certain comparative figures have been reclassified to conform to current period presentation under IFRS.

20.         Subsequent Events

On December 10, 2011 296,903 common share purchase warrants exercisable at US$1.00, expired.

The Company received an extension of the US$960,000 secured note payable to Benchmark due on December 31, 2011. The due date of the note has been extended until June 30, 2012 with an interest rate of 10% per annum. On January 3, 2012 the Company issued 515,406 common shares to shares Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

Subsequent to the three months ended November 30, 2011, the Company entered into Debt Settlement Agreements and converted debt in the aggregate amount of CDN$897,380 through the issuance of units and common shares. The Company converted debt in the aggregate amount of CDN$857,500 through the issuance of a total of 8,575,000 units in the capital of the Company at an attributed value of $0.10 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. Also, the Company paid interest accrued on Promissory Notes due in the aggregate amount of CDN$61,176 through the issuance of a total of 478,496 common shares in the capital of the Company.

Subsequent to the three months ended November 30, 2011, the Company completed a non-brokered private placement of a total of 1,000,000 units in the capital of the Company at a purchase price of $0.10 per unit for gross proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant, where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share.

21.         Transition to IFRS

As disclosed in Note 2, these unaudited interim condensed consolidated financial statements represent the Company’s initial presentation of the financial results of operations and financial position under IFRS for the period ended November 30, 2011 in conjunction with the Company’s annual audited consolidated financial statements to be issued under IFRS as at and for the year ended August 31, 2012. As a result, these unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with IAS 34, “Interim Financial Reporting”, as issued by the IASB. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP.

IFRS 1 requires the presentation of comparative information as at the September 1, 2010 (the “Transition Date”) and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The following reconciliations present the adjustments made to the Company’s previous Canadian GAAP results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company’s condensed consolidated statements of financial position as at the Transition Date, November 30, 2010 and August 31, 2011, condensed consolidated statements of operations and comprehensive income and cash flows for the three months ended November 31, 2010 and for the twelve months ended August 31, 2011 and shareholder’s equity reconciliations as at the Transition Date, November 30, 2010 and August 31, 2011.

(a)	First-time adoption exemptions and exception applied by the Company:

(i)	Business combinations

IFRS 1 allows the Corporation to adopt IFRS 3, Business Combinations, on a prospective basis rather than retrospectively restating all prior business combinations. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date and such business combinations have not been restated. Any goodwill arising on such business combinations before the Transition Date has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions.

26

(ii)	Provisions, Contingent Liabilities and Contingent Assets

The Company has elected to apply the exemption from full retrospective application of decommissioning liabilities as allowed under IFRS 1. As such, the Company has:

(a)	measured the liability as at September 1, 2010 in accordance with IAS 37;
(b)	estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period; and
(c)	calculated the accumulated depreciation on that amount, as at September 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company.

(iii)	Arrangements containing a lease

The Company has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP. Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRIC 4 Determining Whether an Arrangement Contains a Lease based on terms and conditions existing at September 1, 2010.

27

Reconciliation of Consolidated Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
		Derrivative	Decomm-	Reclassification
		Financial	issioning	of
	September 1, 2010	Instruments	Obligation	Provision	September 1, 2010
	Canadian GAAP	(Note a)	(Note b)	(Note d)	IFRS
Assets
Current assets
Cash and cash equivalents	$43,776				$43,776
Marketable securities	1				1
Trade and other receivables	53,060				53,060
Due from related party	1,325				1,325
	98,162				$98,162
Non-current assets
Property, plant and equipment	314,000				314,000
Exploration and evaluation assets	5,695,290				5,695,290
	6,009,290				6,009,290
Total Assets	$6,107,452				$6,107,452

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$488,741			(66,813)	$421,928
Secured note payable	186,183				186,183
Shareholder loans	57,500				57,500
Loan payable	110,000				110,000
Provisions	-			66,813	66,813
Derivative financial instruments	-	2,580,089			2,580,089
	842,424	2,580,089		-	3,422,513
Non-current liabilities
Secured note payable	1,021,344				1,021,344
Decomissioning obligations	3,907		2,648		6,555
	1,025,251	-	2,648		1,027,899
Total Liabilities	1,867,675	2,580,089	2,648		4,450,412
Shareholders' Equity
Share Capital	3,817,184				3,817,184
Warrants	2,096,078	(1,715,344)			380,734
Contributed surplus	43,750				43,750
Deficit	(1,717,235)	(864,745)	(2,648)		(2,584,628)
	4,239,777	(2,580,089)	(2,648)		1,657,040
Total Liabilities and Shareholders' Equity	$6,107,452	$-	$-	$-	$6,107,452

28

Reconciliation of Consolidated Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
		Derrivative	Decomm-		Reclassification
		Financial	issioning		of
	November 30, 2010	Instruments	Obligation	Depletion	Provision	November 30, 2010
	Canadian GAAP	(Note a)	(Note b)	(Note c)	(Note d)	IFRS
Assets
Current assets
Cash and cash equivalents	$273,034					$273,034
Marketable securities	1					$1
Trade and other receivables	107,026					$107,026
	380,061					380,061
Non-current assets
Property, plant and equipment	308,258		(401)	47		307,904
Exploration and evaluation assets	7,336,875		(2,747)			7,334,128
	7,645,133		(3,148)	47		7,642,032
Total Assets	$8,025,193		$(3,148)	$47		$8,022,092

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$853,725				(64,458)	$789,267
Secured note payable	179,620					179,620
Shareholder loans	1,694,780					1,694,780
Loan payable	110,000					110,000
Provisions	-				64,458	64,458
Derivative financial instruments	-	4,132,749				4,132,749
	2,838,125	4,132,749			-	6,970,874
Non-current liabilities
Secured note payable	985,344					985,344
Decomissioning obligations	18,025		(475)			17,550
	1,003,370	-	(475)			1,002,894
Total Liabilities	3,841,494	4,132,749	(475)			7,973,768
Shareholders' Equity
Share Capital	3,920,584					3,920,584
Warrants	2,034,159	(1,679,825)				354,334
Contributed surplus	45,184	58,275				103,459
Accumulated other comprehensive income	9,455					9,455
Deficit	(1,825,683)	(2,511,199)	(2,673)	47		(4,339,508)
	4,183,699	(4,132,749)	(2,673)	47		48,324
Total Liabilities and Shareholders' Equity	$8,025,193	$-	$(3,148)	$47	$-	$8,022,092

29

Reconciliation of Statement of Financial Position from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
		Derrivative	Decomm-		Reclassification
		Financial	issioning		of
	August 31, 2011	Instruments	Obligation	Depletion	Provision	August 31, 2011
	Canadian GAAP	(Note a)	(Note b)	(Note c)	(Note d)	IFRS
Assets
Current assets
Cash and cash equivalents	$165,266					$165,266
Marketable securities	1					1
Trade and other receivables	127,546					127,546
Prepaid expenses and deposits	44,285	1,237				45,522
	337,098	1,237				338,335
Non-current assets
Property, plant and equipment	243,000		(1,298)	1,298		243,000
Exploration and evaluation assets	8,898,128		12,823			8,910,951
	9,141,128	-	11,525	1,298		9,153,951
Total Assets	$9,478,226	$1,237	$11,525	$1,298		$9,492,286

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$1,258,839				(61,144)	1,197,695
Secured note payable	1,012,644					1,012,644
Shareholder loans	2,936,236					2,936,236
Provisions	-				61,144	61,144
Derivative financial instruments	-	1,325,449				1,325,449
	5,207,719	1,325,449			-	6,533,168
Non-current
Decomissioning obligations	50,208		14,480			64,688

Total Liabilities	5,257,927	1,325,449	14,480			6,597,856
Shareholders' Equity
Share Capital	4,635,556					4,635,556
Warrants	1,969,516	(1,716,879)				252,637
Contributed surplus	85,019	22,756				107,775
Accumulated other comprehensive income	3,460					3,460
Deficit	(2,473,252)	369,911	(2,955)	1,298		(2,104,998)
	4,220,299	(1,324,212)	(2,955)	1,298		2,894,430
Total Liabilities and Shareholders' Equity	$9,478,226	$1,237	$11,525	$1,298	$-	$9,492,286

30

Reconciliation of Consolidated Statement of Operations and Comphrensive Loss from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
		Derrivative	Decomm-
	Three Months Ended	Financial	issioning		Three Months Ended
	November 30, 2010	Instruments	Obligation	Depletion	November 30, 2010
	Canadian GAAP	(Note a)	(Note b)	(Note c)	IFRS

Revenue
Natural gas sales, net of royalties	$13,981				$13,981

Expenses
Operating costs	16,560				16,560
Depletion	5,742			(47)	5,695
General and administrative	88,675	35,519			124,194
	110,977	35,519		(47)	146,448
Net finance expense	11,451		25		11,476
	122,428	35,519	25	(47)	157,924
Net loss before undernoted items	(108,447)	(35,519)	(25)	47	(143,943)
Unrealized loss on derivative financial instruments	-	(1,610,936)			(1,610,936)
Net loss for the period	(108,447)	(1,646,455)	(25)	47	(1,754,879)
Other comprehensive loss
Foreign exchange gain	9,455				9,455
Net loss and comprehensive loss for the period	$(98,992)	$(1,646,455)	$(25)	$47	$(1,745,425)

Loss per share, basic and diluted	$(0.003)				$(0.057)

Reconciliation of Consolidated Statement of Operations and Comphrensive Loss from Canadian GAAP to IFRS

(Expressed in Canadian Dollars)

		Effect of Transition to IFRS
		Derrivative	Decomm-
	Year Ended	Financial	issioning		Year Ended
	August 31, 2011	Instruments	Obligation	Depletion	August 31, 2011
	Canadian GAAP	(Note a)	(Note b)	(Note c)	IFRS

Revenue
Natural gas sales, net of royalties	$56,916				$56,916

Expenses
Operating costs	52,190				52,190
Depletion	23,136			(83)	23,053
General and administrative	502,474				502,474
Stock based compensation	88,569	2,475			91,044
Impairment loss on property, plant and equipment	49,464			(1,215)	48,249
Gain on disposal of marketable securities	(8,000)				(8,000)
	707,833	2,475		(1,298)	709,010
Net finance expense	105,100		308		105,408
	812,933	2,475	308	(1,298)	814,418
Net loss before undernoted items	(756,017)	(2,475)	(308)	1,298	(757,502)
Unrealized gain on derivative financial instruments	-	1,237,131			1,237,131
Net income (loss) for the period	(756,017)	1,234,656	(308)	1,298	479,629
Other comprehensive income
Gain on foreign exchange	3,460				3,460
Net income (loss) and comprehensive income (loss) for the period	$(752,557)	$1,234,656	$(308)	$1,298	$483,090

Income (loss) per share, basic	$(0.024)			$0.390	$0.015

Income (loss) per share, diluted	$(0.024)			$0.350	$0.011

Weighted average shares outstanding, basic	31,927,228				31,927,228
Weighted average shares outstanding, diluted	45,200,342				45,200,342

31

Reconciltaion of Shareholders' Equity as at September 1, 2010, November 30, 2010 and August 31, 2011

From Canadian GAAP to IFRS

	Note	September 1, 2010	November 30, 2010	August 31, 2011
Total Shareholders' Equity under Canadian GAAP		$4,239,777	$4,183,700	$4,220,299
Reclassify warrants from equity to derivative financial instruments	a	(1,715,344)	(1,679,825)	(1,679,825)
Effect of gain (loss) on fair value of derivative financial instruments	a	(864,745)	(2,452,924)	356,829
Effect of increase in decommissioning provisions	b	(2,648)	(2,673)	(2,956)
Effect of changes in depletion	c		47	83
Total adjustments to shareholders' equity		(2,582,737)	(4,135,375)	(1,325,869)
Total Shareholders' Equity under IFRS		$1,657,040	$48,325	$2,894,430

Notes to IFRS Reconciliations

(a)          Warrants

Under Canadian GAAP the warrants were classified as a component of equity. Under IFRS, because the specified exercise price is denominated in United States dollars (a currency other than the functional currency of the Company), the warrants are considered derivative liabilities. The warrants are required to be fair valued at each reporting period, with changes in that fair value being recorded in profit and loss.

The impact on the condensed consolidated statement of financial position is as follows:

	September 1, 2010	November 30, 2010	August 31, 2011
Adjustment to prepaid expense and deposits	-	-	1,237
Adjustment to warrants	(1,715,344)	(1,679,825)	(1,716,879)
Adjustment to derivative financial instruments	2,580,089	4,132,749	1,325,449
Adjustment to deficit	864,745	2,511,199	(369,911)
Adjustment to contributed surplus	-	58,275	22,756

The impact on the condensed consolidated statement of statement of operations and comprehensive income (loss) is as follows:

	November 30, 2010	August 31, 2011
Unrealized gain (loss) on derivative financial instruments	(1,610,936)	1,237,131
Adjustment to stock based compensation	35,519	2,475

(b)          Decommissioning Obligations

Under Canadian GAAP, future cash flows relating to the funding of asset retirement obligations were discounted at a credit adjusted risk free rate. Under IFRS the future cash flows are discounted using a pre-tax risk free rate that reflects current markets assessments of the time value of money and the risks specific to the obligation. This has resulted in an increase in the decommissioning obligation at the Transition Date with a corresponding increase in deficit.

Under Canadian GAAP, accretion of the discount was included in operating costs and under IFRS it is included in finance expenses.

The impact on the condensed consolidated statement of financial position is as follows:

	September 1, 2010	November 30, 2010	August 31, 2011
Property, plant and equipment	-	(401)	(1,298)
Exploration and evaluation assets	-	(2,747)	12,823
Decommissioning obligations	2,648	(475)	14,480
Deficit	2,648	2,673	2,955

The impact on the condensed consolidated statement of statement of operations and comprehensive income (loss) is as follows:

	November 30, 2010	August 31, 2011
Net finance expense	25	308

32

(c)          Depletion

The Company depletes its Property, Plant and Equipment assets using a unit of production under both IFRS and Canadian GAAP. However, due to the adjustments in decommissioning obligations, the carrying value of Property Plant and Equipment has changed resulting in adjustments to depletion.

The impact on the condensed consolidated statement of financial position is as follows:

	September 1, 2010	November 30, 2010	August 31, 2011
Adjustment to prepaid expense and deposits	-	-	1,237
Adjustment to warrants	(1,715,344)	(1,679,825)	(1,716,879)

The impact on the condensed consolidated statement of statement of operations and comprehensive income (loss) is as follows:

	November 30, 2010	August 31, 2011
Depletion	(47)	(83)
Impairment on property, plant and equipment	-	(1215)

(d)          Reclassification of Provision

The Company has reclassified a provision under IFRS which was previously included in trade and other payables under Canadian GAAP.

33

ITEM 2

Management’s Discussion and Analysis

For the period ended

November 30, 2011

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Inc. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The Company’s Unaudited Condensed Interim Consolidated Financial Statements (the “interim statements’) for the period ended November 30, 2011 and 2010 include the accounts of the Company, its wholly owned subsidiaries 1354166 Alberta Ltd.(“1354166 Alberta”) and Dyami Energy LLC (“Dyami Energy”).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s interim statements for the three months ended November 30, 2011 and 2010 and the Audited Consolidated Financial Statements for the year ended August 31, 2011 and notes thereto. In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). The interim financial statements have been prepared in accordance with IFRS and all amounts herein are in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated February 27, 2012 and has been approved by the Board of Directors of the Company.

This reporting period is the Company’s first under IFRS. As a result, the accounting policies of the Company have been adjusted to comply with IFRS beginning with the statement of financial position as at September 1, 2010. A comprehensive summary of all of the significant changes, including reconciliations of CDN GAAP financial statements to those prepared under IFRS, is presented in Note 21 “Transition to IFRS” of the Company’s interim financial statements as at and for the three months ended November 30, 2011.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1) Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties for the three months ended November 30, 2011 was down $2,178 to $11,803 compared to $13,981 for the same period in 2010. The decrease in revenue during 2011 is attributed to lower production volumes and lower commodity prices received. Net income for the three months ended November 30, 2011 was $475,687 compared to a net loss of $1,754,879 for the comparable three month period in 2010. The increase in net income during 2011 was primarily related to an unrealized gain in derivative financial instruments of $830,266 compared to a loss of $1,610,936 for the comparative three month period ended November 30, 2010.

During the three months ended November 30, 2011, the Company received $457,323 and issued demand promissory notes bearing interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

During the three months ended November 30, 2011, the Company issued 559,601 common shares as full settlement of interest due on shareholder loans in the amount of $161,607.

3

During the three months ended November 30, 2011, the Company paid $73,380 of secured notes due.

For the three months ended November 30, 2011, the Company incurred $152,895 in exploration expenditures related to the Matthews and Murphy Leases in Zavala County, Texas.

The Company expects to apply additional capital to further enhance its property interests. As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures may be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been shareholder loans, cash flow from oil and gas operations and proceeds from the issuance of common shares.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors including, but not limited to: the volatility of oil and natural gas prices; foreign exchange and currency risks; general risks related to foreign operations such as political, economic, regulatory and other uncertainties as they relate to both foreign investment policies and energy policies; governments exercising from time to time significant influence on the economy to control inflation; developing environmental regulations in foreign jurisdictions; discovery of new oil and natural gas reserves; concentration of oil sales receipts with a few major customers; substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the long-term for which additional financings will required to implement Eagleford’s business plan.

As the Company has not experienced sufficient positive cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

Some of the Company’s exploration and development costs are expected to be received/paid in reference to US$ denominated prices while a significant portion of its operating and general and administrative costs are denominated in Canadian dollars. As a result the Company is exposed to fluctuations in currency exchange rates between the US dollar and Canadian dollar. The Company has not entered into any currency derivatives in order to reduce its exposure to fluctuations that may incur.

Fluctuations in energy prices will not only impact revenues of the Company but may also affect the ability of the Company to raise additional capital to fund operations and working capital requirements. Crude oil prices are correlated with overall global economic growth and activity. The continuing volatility in the global economic environment has resulted in significant variation in crude oil prices over the last year. Any dramatic drop in crude oil prices will have a negative impact on the operational cash flows of the Company as well as on its ability to finance capital expenditures. In absence of externally-sourced capital, this could limit growth prospects over the short run or may even require the Company to dispose of assets.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

4

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative financial instruments	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Secured note payable and shareholders loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institution is an international bank and the brokerage firm is a reputable Canadian brokerage firm.

The Company’s maximum exposure to credit risk is as follows:

	November 30, 2011	August 31, 2011	September 1, 2010
Cash and cash equivalents	$52,852	$165,266	$43,776
Trade and other receivables (1)	$121,644	$127,546	53,060
Prepaid expenses and deposits	-	45,522	-
Due from related party	-	-	1,325
Impairment	-	-	-
Balance	$174,496	$338,334	$98,161

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and ongoing litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations.

5

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2011	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$951,636	$951,636	-	-	-
Secured note payable (1)	978,912	978,912	-	-	-
Shareholders loans (1)	3,393,559	3,393,559	-	-	-
Total	$5,324,107	$5,324,107	-	-	-

August 31, 2011	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$1,197,695	$1,197,695	-	-	-
Secured notes payable (1)	1,012,644	1,012,644	-	-	-
Shareholders loans (1)	2,936,236	2,936,236	-	-	-
Total	$5,146,575	$5,146,575	-	-	-

September 1, 2010	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Trade and others payables	$421,928	$421,928	-	-	-
Secured notes payable (1)	1,207,527	186,183	$1,021,344	-	-
Shareholders loans	57,500	57,500	-	-	-
Loan payable	110,000	110,000	-	-	-
Total	$1,796,955	$775,611	$1,021,344	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in high volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support teams to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

6

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the three months ended November 30, 2011 and 2010 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2011		2010
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$12,983	$10,623	$15,379	$12,583
Net income (loss)	$476,867	$474,507	$(1,753,481)	$(1,756,277)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the CDN dollar relative to US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars at November 30, 2011, August 31, 2011 and September 1, 2010:

			September 1,
Financial Instruments	November 30, 2011	August 31, 2011	2010
Cash and cash equivalents	$109	$117,383	$5,046
Trade and other receivables	64,489	72,487	21,926
Due from related party	-	-	1,245
Trade and other payables	655,727	656,401	198,015
Shareholder loans	2,955,000	2,790,000	-
Secured notes payable	960,000	1,035,000	1,135,000
Total US$	4,635,325	$4,671,271	$1,361,232
CDN dollar equivalent at year end (1)	$4,726,641	$4,570,372	$1,448,215

(1) Translated at the exchange rate in effect at November 30, 2011 $1.0197 (August 31, 2011 $0.9784, September 1, 2010 $1.0639)

For the three months ended November 30, 2011 the Company had a foreign exchange loss of $173,609 due to the fluctuations in the CDN dollar compared to the US dollar (August 31, 2011 $164,800 gain). For the three months ended November 30, 2011 a 1% increase/decrease in the exchange rate is estimated to give rise to a change in net loss and comprehensive loss of approximately $1,770 (August 31, 2011 $1,904). The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

7

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the statement of financial position as at November 30, 2011, August 31, 2011 and September 1, 2010, are comprised of cash and cash equivalents, marketable securities, trade and other receivables, prepaid expenses and deposits, due from related party, trade and other payables secured notes payable, shareholder loans, loans payable, and derivative financial instruments.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	November 30, 2011		August 31, 2011		September 1, 2010
Financial Instrument	Carrying	Fair	Carrying	Fair	Carrying	Fair
Classification	Value $	Value $	Value $	Value $	Value $	Value $
Fair value through profit and loss:
Cash	52,852	52,852	165,266	165,266	43,776	43,776
Marketable securities	1	1	1	1	1	1
Derivative Financial Instruments	495,183	495,183	1,325,449	1,325,449	2,580,089	2,580,089
Loans and receivables:
Trade and other receivables	121,644	121,644	127,546	127,546	53,060	53,060
Due from related party	-	-	-	-	1,325	1,325
Other financial liabilities:
Trade and other payables	951,636	951,636	1,197,695	1,197,695	421,928	421,928
Secured notes payable	978,912	978,912	1,012,644	1,012,644	1,207,527	1,207,527
Shareholder loans	3,393,559	3,393,559	2,936,236	2,936,236	57,500	57,500
Loan payable	-	-	-	-	110,000	110,000

Cash and cash equivalents, derivative financial instruments and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, due from related party, trade and other payables secured notes payable, shareholder loans and loans payable approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

8

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operation cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at November 30, 2011, August 31, 2011 and September 1, 2010 the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2011.

The Company is not subject to any externally imposed restrictions on its capital requirements.

RESULTS OF OPERATIONS

	Three Months Ended
	November 30, 2011	November 30, 2010
Historical Production
Natural gas – mcf/d	52	53
Historical Prices
Natural gas - $/mcf	$3.21	$3.53
Royalties costs - $/mcf	$0.72	$0.64
Production costs - $/mcf	$1.83	$3.42
Net back - $/mcf	$0.66	$(0.53)
Operations
Revenue, net of royalties	$11,803	$13,981
Net income (loss) for the period	$475,687	$(1,754,879)
Income (loss) per share, basic	$0.014	$(0.57)
Income (loss) per share, diluted	$0.010	$(0.57)

Production Volume

For the three months ended November 30, 2011 average natural gas sales volumes decreased to 52 mcf/d compared to 53 mcf/d in the comparable three month period in 2010. Total production volume for the three month period ended November 30, 2011 was 4,736 mcf compared to 4,838 mcf for the same period in 2010. The decrease in average sales volume per day and total production volume for the three months ended November 30, 2011 was a result of natural production declines from the company’s Botha, Alberta property.

Commodity Prices

For the three months ended November 30, 2011 average natural gas prices received per mcf decreased by 9% to $3.21 compared to $3.53 for the three months ended November 30, 2010. The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas for the period ended November 30, 2011.

9

Revenue, Net of Royalties

Revenue	November 30, 2011	November 30, 2010
Natural gas sales	$15,224	$17,099
Royalties	(3,421)	(3,118)
Natural gas sales, net of royalties	$11,803	$13,981

Natural gas sales for the three months ended November 30, 2011 was down $1,875 to $15,224 compared to $17,099 for the same period in 2010. The decrease in natural gas sales for the three months ended November 30, 2011 was attributed to lower production volume due to natural production declines and lower commodity prices received for natural gas.

Royalties for the three months ended November 30, 2011 were $3,421 versus $3,118 for the comparable three month period in 2010 as a result of higher crown royalty rates.

As a result of the above, natural gas sales, net of royalties for the three months ended November 30, 2011 decreased by 16% to $11,803 compared to $13,981 for the same three month period in 2010.

Operating Costs

For the three months ended November 30, 2011 operating costs were $8,648 down $7,912 compared to operating costs of $16,560 for the three months ended November 30, 2010. The decrease in operating costs for three months ended November 30, 2011 was attributed lower production volumes and decreases in property maintenance costs.

Depletion

Depletion for the three months ended November 30, 2011 decreased by $1,340 to $4,355 compared to $5,695 for the three months ended November 30, 2010. The decrease in depletion for the three months ended November 30, 2011 was a result of lower production volume.

General and Administrative Expenses

General and administrative expenses for the three months ended November 30, 2011 were $41,706 compared to $124,193 for the three months ended November 30, 2010. The decrease in expenses during 2011 was primarily attributed to a decrease in professional fees of $49,919 to $7,290 compared to $57,109, a decrease of $13,956 to $12,001 in head office costs compared to $25,957 and a decrease in transfer and registrar costs of $15,768 to $2,269 during the current period compared to $18,037 for the three months ended November 30, 2010.

General and administrative expenses	November 30, 2011	November 30, 2010
Professional fees	$7,290	$57,109
Head office costs	12,001	25,957
Transfer and registrar costs	2,269	18,037
Office and general costs	1,396	3,846
Management fees	18,750	-
Salaries and wages	-	19,245
Total general and administrative expenses	$41,706	$124,194

Loss on Settlement of Debt

During the three month period ended November 30, 2011, the Company issued 559,601 common shares as full settlement of interest due on shareholder loans in the amount of $161,707 compared to Nil in the same three month period in 2010. The fair value of the common shares issued on the settlement date was $178,245 and $16,538 was recorded as a loss on settlement of debt.

Marketing and Public Relations

During the three months ended November 30, 2011, the Company incurred marketing and public relations costs of $45,522 compared to Nil in the comparable three month period ended November 30, 2010.

Net Finance Expense

Net finance expense for the three months ended November 31, 2011, increased by $238,136 to $249,612 compared to $11,476 for the three month period ended November 30, 2010. The increase was primarily a result of a foreign exchange loss in the current quarter of $152,239 compared to a gain of $26,655 in 2010 and increases in interest costs on secured notes and shareholder loans.

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	November 30, 2011	November 30, 2010
Finance Income
Foreign exchange gain	$-	$26,655
Finance Expense
Accretion of decommissioning obligations	545	164
Foreign exchange loss	152,239	-
Interest expense	96,828	37,967
	249,612	38,131
Net finance expense	$249,612	$11,476

Unrealized Gain (Loss) on Derivative Financial Instruments

For the three months ended November 31, 2011, the Company recorded an unrealized gain on derivative financial instruments of $830,266 compared to an unrealized loss of $1,610,936 for the three months ended November 30, 2010. The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the statement of comprehensive income.

Net Income (Loss) for the Period

Net income for the three months ended November 31, 2011was $475,687 compared to a net loss of $1,754,879 for the three months ended November 31, 2010. The increase in net income for the three months ended November 31, 2011 was primarily related to an unrealized gain on derivative financial instruments versus a loss in 2010, a decrease in general and administrative expenses partially offset by increases in finance expense.

Net Income (Loss) per Share, Basic and Diluted

Basic net income per share for the three months ended November 31, 2011 was $0.014 compared to a net loss per share of $0.57 for the same three month period in 2010.

Diluted net income per share for the three months ended November 31, 2011 was $0.010 compared to a net loss per share of $0.57 for the same three month period in 2010.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	IFRS	IFRS	IFRS	IFRS
	November 30,	August 31,	May 31,	February 28,
For the quarter ending	2011	2011	2011	2011
Revenue, net of royalties	$11,803	$15,558	$12,474	$14,903
Net income (loss)	$475,687	$493,679	$(257,366)	$1,998,195
Income (loss) per share, basic	$0.014	$0.015	$(0.008)	$0.065
Income (loss) per share, diluted	$0.010	$0.011	$(0.008)	$0.043

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices received. The material changes in net income or loss during the quarters is primarily related to the fair value movement of derivative financial instruments during the period.

	IFRS	CDN GAAP	CDN GAAP	CDN GAAP
	November 30,	August 31,	May 31,	February 28,
For the quarter ending	2010	2010	2010	2010
Revenue, net of royalties	$13,981	$18,925	$14,680	$25,902
Net income (loss)	$(1,754,879)	$(496,520)	$(75,144)	$(36,746)
Income (loss) per share, basic	$(0.057)	$(0.020)	$(0.003)	$(0.002)
Income (loss) per share, diluted	$(0.057)	$(0.020)	$(0.003)	$(0.002)

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Revenue, net of royalties for the four quarters in 2010 fluctuated as a result of changes in production volume and commodity prices received. The increase in net loss for the quarter ending November 30, 2010 was primarily related to the fair value movement of derivative financial instruments during the period.

CAPITAL EXPENDITURES

For the three months ended November 30, 2011, the Company incurred exploration expenditures of $152,895 on the Matthews and Murphy Leases located in Zavala County, Texas ($1,627,606 November 30, 2010).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs capital expenditures to explore and develop its oil and gas properties

EXPLORATION AND EVALUATION ASSETS

	November 30, 2011	November 30, 2010
Balance August 31	$8,910,951	$5,695,290
Additions	152,895	1,627,606
Decommissioning obligations	14,799	11,232
Change in decommission obligation estimates	5,519	-
Balance November 30	$9,084,164	$7,334,128

FINANCING ACTIVITIES

During the three months ended November 30, 2011, the Company received $457,323 and issued demand promissory notes bearing interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

During the three months ended November 30, 2011, the Company paid $73,380 of secured notes due.

During the three months ended November 30, 2011, the Company issued 559,601 common shares holders as full settlement of interest due on shareholder loans in the amount of $161,607.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of November 30, 2011 was $52,852 compared to cash of $165,266 at August 31, 2011. During the three months ended November 30, 2011 the Company received $457,323 and issued demand loans bearing interest at 10% per annum.

For the three months ended November 30, 2011 the primary use of funds was related to exploration expenditures incurred in the amount of $152,895 for the Company’s Matthews Lease and Murphy Lease located in Zavala County, Texas. In addition, the Company paid $73,380 in secured notes. The Company’s working capital deficiency at November 30, 2011 is $5,708,830 compared to a working capital deficiency of $6,194,833 at August 31, 2011.

Our current assets of $174,497 as at November 30, 2011, 2011 ($338,335 as of August 31, 2011) include the following items: cash $52,852 ($165,266 as of August 31, 2011); marketable securities $1 ($1 as of August 31, 2011); trade and other receivables $121,644 ($127,546 as of August 31, 20011); and prepaid expenses and deposits of Nil ($45,522 as of August 31, 2011).

Our current liabilities of $5,883,327 as of November 30, 2011 ($6,533,168 as of August 31, 2011) include the following items: trade and other payables $951,636 ($1,197,695 as of August 31, 2011); shareholder loans $3,393,559 ($2,936,236 as of August 31, 2011); secured notes payable of $978,912 ($1,012,644 as of August 31, 2011); and derivative financial instruments $495,183 ($1,325,449 as of August 31, 2011).

At November 30, 2011 the Company had outstanding the following common share purchase warrants: 10,525,474 warrants exercisable at $0.07 per share; 296,903 warrants exercisable at US$1.00 per share; 148,452 warrants exercisable at US$1.50 per share; 1,709,233 warrants exercisable at US$1.00 per share; and 50,000 warrants exercisable at US$1.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

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Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been loans and advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

PROVISIONS

During the three months ended November 30, 2011, a vendor of Dyami Energy has filed a claim in the District Court of Harris County, Texas seeking payment of US$62,800. Dyami Energy is disputing the claim on the basis of excessive charges. The full amount of the provision in the amount of CDN$64,037 has been recorded at November 30, 2011 (August 31, 2011 $61,144 and September 1, 2010 $66,813) provisions and the outcome of this claim is uncertain at this time. Any legal costs will be expensed as incurred.

SECURED NOTES PAYABLE AND LOAN PAYABLE

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000 (September 1, 2010 US$175,000). During the three months ended November 30, 2011 the Company paid the balance due on the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250 (September 1, 2010 Nil).

At November 30, 2011 the Company had a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2011 and September 1, 2010 US$960,000). The note was payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000. For the three months ended November 30, 2011 the Company recorded interest of $14,643. At November 30, 2011 included in trade and other payables is interest of $99,125 (August 31, 2011 $92,219 and September 1, 2010 $26,862). The note is secured by Dyami Energy’s interest in the Matthews and Murphy Leases, Zavala County, Texas (the “Leases”). The carrying value of Dyami Energy’s interest in the Leases at November 30, 2011 was $4,205,489. The Company may, in its sole discretion, prepay any portion of the principal amount (see subsequent events).

The loan payable in the amount of $110,000 was due to an arms’ length 3rd party and was unsecured, non-interest bearing and repayable on demand. On May 4, 2011 the Company repaid the demand loan in full.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the statement of comprehensive income.

The following tables sets out the changes in derivative financial instruments during the respective periods.

	Number of	Fair Value	Weighted Average
	Warrants	Assigned	Exercise Price US $
September 1, 2010	2,209,233	$2,580,089	$1.17
Warrants cancelled	(54,645)	(58,275)	$1.25
Warrants Issued	50,000	40,766	$1.25
Change in fair value estimates	-	(1,237,131)	-
As at August 31, 2011	2,204,588	1,325,449	$1.19
Change in fair value estimates	-	(830,266)	-
As at November 30, 2011	2,204,588	$495,183	$1.19

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On August 31, 2010, the Company issued 1,709,233 common share purchase warrants exercisable at US$1.00 per common share until August 31, 2014. The fair value measured using the Black Scholes valuation model at November 30, 2011 was $477,103 (August 31, 2011 $1,145,351).

On June 10, 2010, the Company issued 333,333 common share purchase warrants exercisable at US$1.00 per common share until December 10, 2011. On November 20, 2010 the Company cancelled 36,430 warrants and fair value measured using the Black Scholes valuation model of $38,301 was recorded as an increase to contributed surplus. The fair value of the remaining 296,906 warrants measured using the Black Scholes valuation model at November 30, 2011 was $17 (August 31, 2011 $89,499).

On June 10, 2010, the Company issued 166,667 common share purchase warrants exercisable at US$1.50 per common share until June 10, 2012. On November 20, 2010 the Company cancelled 18,215 warrants and the fair value measured using the Black Scholes valuation model of $19,974 was recorded as an increase to contributed surplus. The fair value of the remaining 148,452 warrants measured using the Black Scholes valuation model at November 30, 2011 was $13,003 (August 31, 2011 $68,437).

On April 29, 2011, the Company issued 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The fair value measured using the Black Scholes valuation model at November 30, 2011 was $5,060 (August 31, 2011 $22,162).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

IFRS 8 requires operating segments be identified based on the Company’s internal system for reporting information to senior management to allocate resources to the segments and to assess their performance.

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Canada	United States	Total
As at and for the three months ended November 30, 2011
Net revenue	$11,803	$-	$11,803
Net income (loss)	479,948	(4,261)	$475,687
Total assets	347,297	9,150,356	$9,497,653
Total liabilities	$5,487,495	$481,732	$5,969,227
As at August 31, 2011
Total assets	$508,803	$8,983,483	$9,492,286
Total liabilities	$5,987,652	$610,204	$6,597,856
As at and for the three months ended November 30, 2010
Net revenue	$13,981	$-	$13,981
Net income (loss)	$(1,686,329)	$(39,550)	$(1,725,879)
Total assets	$437,919	$7,584,173	$8,022,092
Total liabilities	$7,514,519	$459,249	$7,973,768
As at September 1, 2010
Total assets	$382,141	$5,725,311	$6,107,452
Total liabilities	$4,239,743	$210,669	$4,450,412

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SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the period were as follows:

	November 30, 2011	November 30, 2010
Short Term Employee Benefits (1)	$18,750	$-

The following balances owing to an individual related to the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2011	August 30, 2011	September 1, 2010 (2)
Short Term Employee Benefits (1)	$75,000	$56,250	$18,000

(1)	Commencing December 1, 2010 the Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	Management fees to the former President of the Company.

During the three month period ended November 30, 2011, Company received CDN$28,845 and issued a promissory note to the President of the Company (August 31, 2011 US $300,000). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the three months ended November 30, 2011 the Company recorded interest of $8,115. At November 30, 2011, included in trade and other payables is interest of $4,763 (August 31, 2011 $26,135). During the three month period ended November 30, 2011 the Company issued 103,806 common shares to the President as full settlement of interest due in the amount of $30,195. The fair value of the common shares issued on the settlement date was $33,434 and $3,239 was recorded as a loss on settlement of debt in statement of comprehensive income.

15

For the three months ended November 30, 2011 the Company accrued directors’ fees of Nil (November 30, 2010 - Nil). At November 30, 2011 the amount of directors’ fees included in trade and other payables was $8,800 (August 31, 2011 $8,800 and September 1, 2010 $6,700).

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson is the President of Source, a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see secured notes payable).

At November 30, 2011 the Company has a US$960,000, 6% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the three months ended November 30, 2011 the Company recorded interest of $14,643. At November 30, 2011 included in trade and other payables is interest of $99,125 (August 31, 2011 $92,219) (see secured notes payable and subsequent events).

At November 30, 2011 included in trade and other payables is $70,275 due to Gottbetter & Partners LLP for legal fees (August 31, 2011 $68,918). Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is sole owner of Gottbetter & Partners LLP and Gottbetter Capital Group, Inc.

The shareholder loan payable of $57,500 is unsecured, non-interest bearing and repayable on demand. For the three months ended November 30, 2011 interest was imputed at a rate of 10% per annum and interest of $1,434 was recorded and included in contributed surplus (see share capital and contributed surplus).

During the three months ended November 30, 2011, the Company received US$165,000 and $145,000 and issued promissory notes to four shareholders. At November 30, 2011 the Company had shareholder loans payable of US $2,655,000 and CDN $294,000 (August 31, 2011 US$2,490,000 and CDN$149,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the three months ended November 30, 2011 the Company recorded interest of $72,636. At November 30, 2011 included in trade and other payables is interest of $115,438 (August 31, 2011 $171,640). During the three month period ended November 30, 2011 the Company issued 455,795 common shares as full settlement of interest due on shareholder notes in the amount of $131,512. The fair value of the common shares issued on the settlement date was $144,811 and $13,299 was recorded as a loss on settlement of debt in the statement of comprehensive income (see subsequent events).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the condensed interim consolidated statement of financial position at nil. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

Basis of Preparation

Statement of Compliance

In conjunction with the Company’s annual audited consolidated financial statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended August 31, 2012, these unaudited condensed interim consolidated financial statements present Eagleford’s initial financial results of operations and financial position as at and for the three months ended November 30, 2011, including 2010 comparative periods. As a result, they have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting". These unaudited interim condensed consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS. Previously, the Company prepared its interim and annual consolidated financial statement in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

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The preparation of these unaudited condensed interim consolidated financial statements resulted in selected changes to Eagleford’s accounting policies as compared to those disclosed in the Company's annual audited financial statements for the period ended August 31, 2011 issued under Canadian GAAP. A summary of significant changes to Eagleford’s accounting policies is disclosed in Note 21 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at September 1, 2010, as at and for the three months ended November 31, 2010, and as at and for the twelve months ended August 31, 2011.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raises doubt as to the validity of the going concern assumption. As at November 30, 2011, the Company had a working capital deficiency of $5,708,830 and an accumulated deficit of $1,629,311. The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Basis of Measurement

These condensed interim consolidated financial statements are stated in Canadian dollars and have been prepared on a historical cost basis except for certain financial assets and financial liabilities, which are measured at fair value.

Functional and Presentation Currency

These condensed interim consolidated financial statements are stated in Canadian dollars which is the Company’s functional currency.

Use of Judgments and Estimates

The preparation of the interim condensed consolidated financial statements in conformity with IAS34 and IFRS1 requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the condensed interim financial statements are:

Useful lives of Property, Plant and Equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of property, plant and equipment are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property, plant and equipment would increase the recorded expenses and decrease the non-current assets.

17

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty. The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Impairment of Non-financial Assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

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Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these condensed interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Principals of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in profit or loss.

The condensed interim consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Dyami Energy LLC a Texas limited liability company (“Dyami Energy”). Intercompany balances and transactions have been eliminated on consolidation.

Joint Arrangements

Significantly all of the exploration and production activities of the Company are conducted jointly with others, and accordingly, the condensed interim financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest with joint partners, are recognize, on the basis of the Company’s working interest in those properties (the proportionate consolidation method), on receipt of a statement of account from the operators of the properties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Loss per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

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The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statement of financial position dates or the closing bid price on the last day the security traded if there were no trades at the consolidated statement of financial position dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at November 30, 2011 was $1 (August 31, 2011 and September 1, 2010 - $1) (see Note 7).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through the statement of operations” are either classified as “held for trading” or “designated at fair value through profit and loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and cash equivalents, marketable securities and derivative financial instruments as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable and shareholder loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company has entered into certain financial derivative contracts. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. As a result, all financial derivative contracts are classified as fair value through “fair value through profit or loss” and are recorded on the statement of financial position at fair value.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in the statement of comprehensive income. The Company has not identified any embedded derivatives.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

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Property, Plant and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation (“E&E”) Assets

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the statement of comprehensive income when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of comprehensive income.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of comprehensive income as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property, plant and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property, plant and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property, plant and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within profit or loss.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as petroleum and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized petroleum and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

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Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economics of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property, plant and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property, plant and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

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In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Finance Income and Expenses

Net finance income or expense is comprised of interest income, interest expense on borrowings, accretion of the discount on provisions and gains or losses on foreign exchange.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•	are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

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•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved.

Stock-Based Compensation

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues Units under a private placement comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the Common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the Common shares issued.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. The standards impacted that are applicable to the Company are as follows:

IFRS 9, ‘Financial Instruments’ was issued in November 2009 as the first step in the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard.

IFRS 10, ‘Consolidated Financial Statements’ was issued in May 2011 and will supersede the consolidation requirements in SIC-12 ‘Consolidation – Special Purpose Entities’ and IAS 27 ‘Consolidated and Separate Financial Statements’ effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently assessing the impact of this standard.

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IFRS 11, ‘Joint Arrangements’ was issued in May 2011 and will supersede existing IAS 31, ‘Joint Ventures’ effective for annual period beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently assessing the impact of this standard.

IFRS 12, ‘Disclosure of Interests in Other Entities’ was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard.

IFRS 13, ‘Fair Value Measurement’ was issued in May 2011 and sets out in a single IFRS a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this standard

In May 2011, the IASB issued amendments to IAS 27, “Separate Financial Statements”, to establish the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27, “Consolidated and Separate Financial Statements” as the consolidation guidance is included in IFRS 10, “Consolidated Financial Statements”. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

In May 2011, the IASB issued amendments to IAS 28, “Investments in Associates and Joint Ventures”, to establish the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”, to split items of other comprehensive income (OCI) between those that are reclassed to income and that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The Company is evaluating the impact that this standard may have on our statements of operations and financial position.

SUBSEQUENT EVENTS

On December 10, 2011 296,903 common share purchase warrants exercisable at US$1.00, expired.

The Company received an extension of the US$960,000 secured note payable to Benchmark due on December 31, 2011. The due date of the note has been extended until June 30, 2012 with an interest rate of 10% per annum. On January 3, 2012 we issued 515,406 common shares to Benchmark as full settlement of interest due at December 31, 2011 in the amount of $103,028.

Subsequent to the three months ended November 30, 2011, the Company entered into Debt Settlement Agreements and converted debt in the aggregate amount of CDN$897,380 through the issuance of units and common shares. The Company converted debt in the aggregate amount of CDN$857,500 through the issuance of a total of 8,575,000 units in the capital of the Company at an attributed value of $0.10 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. Also, the Company paid interest accrued on Promissory Notes due in the aggregate amount of CDN$61,176 through the issuance of a total of 478,496 common shares in the capital of the Company.

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Subsequent to the three months ended November 30, 2011, the Company completed a non-brokered private placement of a total of 1,000,000 units in the capital of the Company at a purchase price of $0.10 per unit for gross proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant, where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized:

Unlimited number of common shares

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

Common Shares	Number	Amount
Balance September 1, 2010	29,751,026	$3,817,184
Exercise of warrants (note a)	3,710,346	722,572
Issued as compensation (note b)	100,000	95,800
Balance August 31, 2011	33,561,372	$4,635,556
Debt settlement (note d)	559,601	178,245
Balance November 30, 2011	34,120,973	$4,813,801
Debt settlement (note e)	993,902	217,344
Debt settlement (note f)	8,575,000	1,663,177
Private placement (note g)	1,000,000	51,470
Balance at the date of this MD&A	44,689,875	$6,745,792

The following table summarizes the changes in warrants:

Warrants	Number of Warrants	Weighted Average Price
Balance September 1, 2010	16,445,053		$0.22
Exercised (note a)	(3,710,346)		$0.04
Cancelled (note c)	(36,430)	US$	1.00
Cancelled (note c)	(18,215)	US$	1.50
Issued as compensation (note b)	50,000	US$	1.25
Balance August 31, 2011 and November 30, 2011	12,730,062		$0.27
Expired (note c)	(296,903)	US$	1.00
Debt settlement (note f)	8,575,000		$0.10
Private placement (note g)	1,000,000		$0.10
Balance at the date of this MD&A	22,008,159		$0.20

(a)          During the year ended August 31, 2011, 500,000 common share purchase warrants were exercised at $0.07 expiring February 5, 2014 for proceeds of $35,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $12,000; 600,000 common share purchase warrants were exercised at $0.07 expiring February 25, 2014 for proceeds of $42,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $14,400; 35,346 common share purchase warrants were exercised at $0.07 expiring February 27, 2014 for proceeds of $2,475. The amount allocated to warrants based on relative fair value using the Black Scholes model was $822; and 2,575,000 common share purchase warrants were exercised at $0.20 expiring April 14, 2011 for proceeds of $515,000. The amount allocated to warrants based on relative fair value using the Black Scholes model was $100,875.

(b)          In April 2011, the Company entered into a consulting agreement with a service provider to provide corporate marketing and public relations to the Company for a period of six months. As compensation, the Company agreed to issue 100,000 common shares and 50,000 common share purchase warrants exercisable at US $1.25 per common share expiring May 4, 2012. The amount allocated to common shares based on relative fair value using the Black Scholes model was $95,800.

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(c)          On November 5, 2010, the Company terminated the agreement dated June 10, 2010 with Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. As a result 36,430 warrants were cancelled out of the 333,333 warrants issued, exercisable at $1.00 expiring December 10, 2011 and 18,215 warrants were cancelled out of the 166,667 warrants issued exercisable at $1.50 expiring June 10, 2012. On December 10, 2011 296,903 common share purchase warrants exercisable at US$1.00, expired. The amount allocated based on relative fair value using the Black Scholes model was $17.

(d)          During the three month period ended November 30, 2011, the Company issued 559,601 common shares as full settlement of interest due on shareholder loans in the amount of $161,707. The fair value of the common shares issued on the settlement date was $178,245 and $16,538 was recorded as a loss on settlement of debt in the statement of comprehensive income.

(e)          Subsequent to the three months ended November 30, 2011, the Company issued 993,902 common shares as full settlement of interest due on shareholder loans and the secured note payable in the aggregate amount of $164,197. The amount allocated to common shares based fair value was $217,344.

(f)          Subsequent to the three months ended November 30, 2011, the Company converted debt and shareholder loans in the aggregate amount of CDN$857,500 through the issuance of a total of 8,575,000 units in the capital of the Company at an attributed value of $0.10 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. The fair value of the common shares issued on the settlement date was $1,663,177 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $589,538.

(g)          Subsequent to the three months ended November 30, 2011, the Company completed a non-brokered private placement of a total of 1,000,000 units in the capital of the Company at a purchase price of $0.10 per unit for gross proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant, where each whole Warrant is exercisable for a period of three years from the date of issue to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $48,530.

The following table summarizes the outstanding warrants as the date of this MD&A, November 30, 2011 and August 31, 2011:

	Number of	Exercise		Expiry
	Warrants	Price		Date
	1,000,000		$0.07	February 5, 2014
	400,256		$0.07	February 25, 2014
	9,125,218		$0.07	February 27, 2014
	296,903	US$	1.00	December 10, 2011
	148,452	US$	1.50	June 10, 2012
	1,709,233	US$	1.00	August 31, 2014
	50,000	US$	1.25	April 29, 2012
Balance November 30, 2011 and August 31, 2011	12,730,062
	(296,903)	US$	1.00	December 10, 2011
	3,000,000		$0.10	January 24, 2015
	5,575,000		$0.10	February 17, 2015
	1,000,000		$0.10	February 17, 2015
Balance at the date of this MD&A	22,008,159

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The following table summarizes the outstanding warrants as at September 1, 2010:

Number of	Exercise		Expiry
Warrants	Price		Date
2,575,000		$0.20	April 14, 2011
500,000		$0.07	February 5, 2014
1,000,256		$0.07	February 25, 2014
10,160,564		$0.07	February 27, 2014
333,333	US$	1.00	December 10, 2011
166,667	US$	1.50	June 10, 2012
1,709,233	US$	1.00	August 31, 2014
16,445,053

The following table summarizes the weighted average shares outstanding:

	Three Months Ended
	November 30,
Weighted Average Shares Outstanding	2011	2010
Weighted average shares outstanding, basic	33,722,677	30,657,619
Dilutive effect of warrants	15,080,062	-
Weighted average shares outstanding, diluted	48,802,739	30,657,619

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis. To date, no options have been issued.

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, September 1, 2010	$43,750
Imputed interest	5,750
Cancellation of warrants	58,275
Balance, August 31, 2011	107,775
Imputed interest (see Note 12)	1,434
Balance, November 30, 2011 and the date of this MD&A	$109,209
Warrants expired	17
Balance as of the date of this MD&A	$109,226

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